October 15, 2010
VIA EDGAR
Office of Registration and Reports
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

RE:	PNC Alternative Strategies Master Fund File No. 811-21816
Dear Sir or Madam:
On behalf of PNC Alternative Strategies Master Fund LLC (the “Fund”), enclosed for filing pursuant to Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”), are the following documents:
1.	A copy of the Joint Fidelity Bond among the Fund, PNC Absolute Return Fund LLC, PNC Alternative Strategies Fund LLC, PNC Long-Short Fund LLC, PNC Absolute Return Master Fund LLC, PNC Long-Short Master Fund LLC, PNC Absolute Return TEDI Fund LLC, PNC Alternative Strategies TEDI Fund LLC, PNC Long-Short TEDI Fund LLC, PNC Funds, on behalf of each of its portfolio series, and PNC Advantage Funds, on behalf of each of its portfolio series (each a “Participating Fund,” and collectively, the “Participating Funds”), and any riders thereto which have been issued by Federal Insurance Company (Bond # 82047455) in the amount of $4,500,000 effective August 31, 2010 for the Fund;

2.	A copy of the resolutions, attached hereto as Appendix A, adopted at the September 8-9, 2010 meeting of the Board of Directors, at which a majority of the Directors who are not “interested persons” of the Fund as defined by Section 2(a)(19) of the Act ratified the form and amount of the Joint Fidelity Bond and the portion of the premium to be paid by the Fund; and

3.	A copy of the Joint Insured Bond Agreement, entered into on August 19, 2010 pursuant to paragraph (f) under the Rule.
If the Fund had not been named as a co-insured under the Joint Insured Bond Agreement, the Fund would have maintained a single insured fidelity bond in the amount of $225,000, as required under paragraph (d) of the Rule.
The aggregate annual premium of $12,400 was paid for the period commencing August 31, 2010 and ending August 19, 2011. The Fund paid 1.42% ($176.77) of the premium.
Feel free to contact me at (410) 237-5139 should you have any questions.

Very truly yours,
/s/ Savonne L. Ferguson
Savonne L. Ferguson
Assistant Secretary

encl.
cc:
Natalie Donahue
Charles A. Kiraly

Chubb Group of Insurance Companies
15 Mountain View Road, Warren, New Jersey 07059
NAME OF ASSURED (including its Subsidiaries):
PNC FUNDS & PNC ADVANTAGE FUNDS
1900 EAST NINTH STREET
CLEVELAND, OHIO 44114
DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
COMPANY ASSET PROTECTION BOND
Bond Number: 82047455
FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on August 19, 2010
		to	12:01 a.m. on August 19, 2011

ITEM 2.	LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

			DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1.	Employee	$4,500,000.	$0.
2.	On Premises	$4,500,000.	$25,000.
3.	In Transit	$4,500,000.	$25,000.
4.	Forgery or Alteration	$4,500,000.	$25,000.
5.	Extended Forgery	$4,500,000.	$25,000.
6.	Counterfeit Money	$4,500,000.	$25,000.
7.	Threats to Person	$4,500,000.	$25,000.
8.	Computer System	$4,500,000.	$25,000.
9.	Voice Initiated Funds Transfer Instruction	$4,500,000.	$25,000.
10.	Uncollectible Items of Deposit	$25,000.	$1,000.
11.	Audit Expense	$25,000.	$0.
12.	Telefacsimile Instruction Fraud	$4,500,000.	$25,000.
13.	Unauthorized Signatures	$25,000.	$1,000.
14.	Automated Telephone Transaction	$4,500,000.	$25,000.
15.	Stop Payment Order Refusal to Pay Check	$25,000.	$1,000.
16.	Extended Computer Systems	$4,500,000.	$25,000.
17.	Telephone Toll Call Fraud	$4,500,000.	$25,000.
18.	Malicious Destruction of Data	$4,500,000.	$25,000.

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 — 20
IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary	President

Countersigned by

Authorized Representative

ICAP Bond (5-98) — Federal
Form 17-02-1421 (Ed. 5-98)	Page 1 of 1

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee	1.	Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

On Premises	2.	Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:
a.	in an armored motor vehicle, including loading and unloading thereof,

b.	in the custody of a natural person acting as a messenger of the ASSURED, or

c.	in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:
(1)	written records,

(2)	securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3)	negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.
Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 1 of 19

Insuring Clauses (continued)

Forgery Or Alteration	4.	Loss resulting directly from:
a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;
excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.
For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:
a.	acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:
(1)	bear a Forgery or a fraudulently material alteration,

(2)	have been lost or stolen, or

(3)	be Counterfeit, or
b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.
Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 2 of 19

Insuring Clauses

Extended Forgery (continued)		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any Counterfeit money.

Threats To Person	7.	Loss resulting directly from surrender of Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:
a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8.	Loss resulting directly from fraudulent:
a.	entries of data into, or

b.	changes of data elements or programs within,
a Computer System, provided the fraudulent entry or change causes:
(1)	funds or other property to be transferred, paid or delivered,

(2)	an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3)	an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 3 of 19

Insuring Clauses (continued)

Voice Initiated Funds Transfer Instruction	9.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer’s account, provided such Voice Initiated Funds Transfer Instruction was:
a.	received at the ASSURED’S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

b.	made by a person purporting to be a Customer, and

c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit	10.	Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
a.	redemptions or withdrawals to be permitted,

b.	shares to be issued, or

c.	dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the ASSURED’S standard collection procedures have failed.

Audit Expense	11.	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 4 of 19

General Agreements

Additional Companies Included As Assured	A.	If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:
(1)	The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2)	Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3)	The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4)	Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5)	If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured	B.	The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 5 of 19

General Agreements (continued)

Additional Offices Or Employees — Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities — Notice To Company	C.	If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)	occurred or will occur on premises, or

(2)	been caused or will be caused by an employee, or

(3)	arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.	on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control — Notice To Company	D.	When the ASSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:
(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3)	the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys’ Fees	E.	The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys’ fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:
(1)	an Employee admits to being guilty of Larceny or Embezzlement,

(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 6 of 19

General Agreements

Court Costs And Attorneys’ Fees (continued)	(3)	in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.
The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.
If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.
If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceeding.
If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.
If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.
Amounts paid by the COMPANY for court costs and attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 7 of 19

Conditions And Limitations

Definitions	1.	As used in this Bond:
a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

e.	Employee means:
(1)	an officer of the ASSURED,

(2)	a natural person while in the regular service of the ASSURED at any of the ASSURED’S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3)	a guest student pursuing studies or performing duties in any of the ASSURED’S premises,

(4)	an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5)	a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED’S supervision at any of the ASSURED’S premises,

(6)	an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

(7)	a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 8 of 19

Conditions And Limitations

Definitions (continued)	(8)	each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:
a.	creating, preparing, modifying or maintaining the ASSURED’S computer software or programs, or

b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,
(9)	any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:
a.	which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

b.	which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED’S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.
Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.
Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 9 of 19

Conditions And Limitations

Definitions (continued)	f.	Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

	i.	Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

	l.	Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 10 of 19

Conditions And Limitations

Definitions (continued)	m.	Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

	n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

	o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

	p.	Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

	q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions —	2.	This bond does not directly or indirectly cover:
Applicable to All Insuring Clauses
a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b.	loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g.	loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 11 of 19

Conditions And Limitations

General Exclusions — Applicable to All Insuring Clauses (continued)	h.	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;

	i.	loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:
(1)	of any law regulating:
a.	the issuance, purchase or sale of securities,

b.	securities transactions on security or commodity exchanges or the over the counter market,

c.	investment companies,

d.	investment advisors, or
(2)	of any rule or regulation made pursuant to any such law; or
j.	loss of confidential information, material or data;

k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions —	3.	This Bond does not directly or indirectly cover:
Applicable To All Insuring Clauses Except Insuring Clause 1.
a.	loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:
(1)	to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2)	to do damage to the premises or Property of the ASSURED;
c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

e.	loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 12 of 19

Conditions And Limitations

Specific Exclusions — Applicable To All Insuring Clauses Except Insuring Clause 1. (continued)	f.	loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

	g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

	h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED’s Computer System; or

	i.	loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism.

Specific Exclusions —	4.	This bond does not directly or indirectly cover:
Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.
a.	loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b.	loss resulting from forgery or any alteration;

c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability	5.	At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:
a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 13 of 19

Conditions And Limitations

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability (continued)	d.	any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

	i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

	ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:
a.	facts which may subsequently result in a loss of a type covered by this Bond, or

b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company — Proof — Legal Proceedings Against Company	7.	a.	The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.
		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

		c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

		d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

		e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 14 of 19

Conditions And Limitations

Notice To Company — Proof — Legal Proceedings Against Company (continued)		f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.

Deductible Amount	8.	The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

		There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Valuation	9.	BOOKS OF ACCOUNT OR OTHER RECORDS

		The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

		The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

		In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

		OTHER PROPERTY

		The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 15 of 19

Conditions And Limitations (continued)

Securities Settlement	10.	In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY’S indemnity shall be:

		a.	for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT — one hundred (100%) percent;

		b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY — the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

		c.	for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY’S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation — Assignment — Recovery	11.	In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

		a.	first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

		b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim,

		c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 16 of 19

Conditions And Limitations

Subrogation — Assignment — Recovery (continued)		d.	fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.
Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured	12.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath,

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.	If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment Company:

		a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

		b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

		c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 17 of 19

Conditions And Limitations

Termination (continued)		If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

		a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

		b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

		The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

		a.	the ASSURED,

		b.	a Transportation Company, or

		c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15.	If any limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

		If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 18 of 19

Conditions And Limitations

Change or Modification (continued)	If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 19 of 19

PNC FUNDS & PNC ADVANTAGE FUNDS
1900 EAST NINTH STREET
CLEVELAND, OHIO 44114

Re:	Financial Strength Insuring Company: FEDERAL INSURANCE COMPANY
Dear PNC FUNDS & PNC ADVANTAGE FUNDS
Chubb continues to deliver strong financial performance. Our financial strength, as reflected in our published reports and our ratings, should give you peace of mind that Chubb will be there for you when you need us most.
▪	Chubb’s financial results during 2009 stand out in the industry.

▪	Chubb’s balance sheet is backed with investments that we believe emphasize quality, safety, and liquidity, with total invested assets of $42.0 billion as of September 30, 2009.

▪	With 127 years in the business, Chubb is here for the long term, which is why we vigorously guard our financial strength and take what we believe is a prudent approach to assuming risk —on both the asset and liability sides of our balance sheet.

▪	Chubb is one of the most highly rated property and casualty companies in the industry, which is a reflection of our overall quality, strong financial condition, and strong capital position.
o	Chubb’s financial strength rating is “A++” from A.M. Best Company, “AA” from Fitch, “Aa2” from Moody’s, and “AA” from Standard & Poor’s — the leading independent evaluators of the insurance industry.

o	Chubb’s senior unsecured corporate debt rating from Standard & Poor’s was upgraded from “A” to “A+” on December 15, 2008. Standard & Poor’s also reaffirmed all of Chubb’s ratings with a “stable” outlook..

o	A.M. Best, Fitch, and Moody’s recently affirmed all of Chubb’s ratings with a “stable” outlook. (For reference, A.M. Best reaffirmed us on 12/23/08, Moody’s on 2/4/09, and Fitch on 2/13/09.)

o	For more than 50 years, Chubb has remained part of an elite group of insurers that have maintained A.M. Best’s highest ratings.
▪	Chubb was named to Standard & Poor’s list of S&P 500 Dividend Aristocrats, one of 52 companies in the S&P 500 index that have increased dividends every year for at least 25 consecutive years.

▪	Chubb’s investment portfolio has held up extremely well. Chubb takes what we believe is a conservative approach to selecting and managing our assets. Furthermore, Chubb does not have any direct exposure to the subprime mortgage-backed securities market, and we stopped doing new credit derivative business in 2003 and put existing business in runoff.
Rarely has Chubb’s business philosophy — to underwrite conservatively and invest judiciously — been more important than it is today. By adhering to this philosophy, we now have the capacity and flexibility to respond to opportunities, especially when you engage us in fully understanding your business risks.
We want you to know that Chubb is well-positioned to continue serving your needs with our underwriting expertise; broad underwriting appetite across all property, casualty, and specialty lines; and claim services. If you have any questions, feel free to call your agent or broker or your local Chubb underwriter. As always, we appreciate the trust you place is us as your insurance partner.
99-10-01/00 (12/2009)

Important Notice:
The SEC Requires Proof of Your Fidelity Insurance Policy
Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.
Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.
The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.
If you have any questions, please contact your agent or broker.
Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS
          All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.
          Thank you for choosing Chubb.
10-02-1295 (ed. 6/2007)

FEDERAL INSURANCE COMPANY
Endorsement No.: 1
Bond Number:       82047455
NAME OF ASSURED: PNC FUNDS & PNC ADVANTAGE FUNDS
TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT
It is agreed that this Bond is amended as follows:
1.	By adding the following INSURING CLAUSE:
12.	Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such Telefacsimile instructions:
a.	bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

b.	fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.
2.	By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:
d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile Instruction.

ICAP Bond
Form 17-02-2367 (Rev. 10-03)	Page 1

3.	By adding to Section 1., Definitions, the following:
r.	Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.
4.	By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:
j.	loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.
This Endorsement applies to loss discovered after 12:01 a.m. on August 19, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 24, 2010	By

Authorized Representative

ICAP Bond
Form 17-02-2367 (Rev. 10-03)	Page 2

FEDERAL INSURANCE COMPANY
Endorsement No.: 2
Bond Number:       82047455
NAME OF ASSURED: PNC FUNDS & PNC ADVANTAGE FUNDS
UNAUTHORIZED SIGNATURE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1.	By adding the following INSURING CLAUSE:
13.	Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED’S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.
2.	By adding to Section 1., Definitions, the following:
s.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

t.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)	of a type commonly dealt in on securities exchanges or markets, and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 1

u.	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.
This Endorsement applies to loss discovered after 12:01 a.m. on August 19, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 24, 2010	By

Authorized Representative

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 2

FEDERAL INSURANCE COMPANY

Endorsement No.:	3

Bond Number:	82047455
NAME OF ASSURED: PNC FUNDS & PNC ADVANTAGE FUNDS
AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT
It is agreed that this Bond is amended as follows:
1.	By adding the following INSURING CLAUSE:
14.	Automated Telephone System Transaction

Loss resulting directly from the ASSURED having transferred funds on the faith of any Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all APS Designated Procedures. A single failure of the ASSURED to maintain and follow a particular APS Designated Procedure in a particular APS Transaction will not preclude coverage under this INSURING CLAUSE.
2.	By adding to Section 1., Definitions, the following:
u.	APS Designated Procedures means all of the following procedures:
(1)	No APS Transaction shall be executed unless the shareholder or unitholder to whose account such an APS Transaction relates has previously elected to APS Transactions. (Election in Application)

(2)	All APS Transactions shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging)

Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)	The caller in any request for an APS Transaction, before executing that APS Transaction must enter a personal identification number (PIN), social security number and account number. (Identity Test)

If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

ICAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 1

(4)	A written confirmation of any APS Transaction or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured’s next regular processing cycle, but in no event later than five (5) business days following such APS Transaction. (Written Confirmation)

(5)	Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:
(Access to APS Equipment)
v.	APS Election means any election concerning various account features available to the shareholder or unitholder which is made through the Automated Phone System by means of information transmitted by an individual caller through use of a Automated Phone System. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

w.	APS Exchange means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the Automated Phone System by means of information transmitted by an individual caller through use of an Automated Phone System.

x.	APS Purchase means any purchase of shares or units issued by an Investment Company which is requested through an Automated Phone System.

y.	APS Redemption means any redemption of shares or units issued by an Investment Company which it requested through the telephone by means of information transmitted by an individual caller through use of a Automated Phone System.

z.	APS Transaction means any APS Purchase, APS Redemption, APS Election or AP Exchange.

aa.	Automated Phone System means an automated system which receives and converts to executable instructions transmissions through the Automated Phone System through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.
3.	By adding the following Section after Section 4., Specific Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

Section 4.A.. Specific Exclusion-Applicable to Insuring Clause 14

This Bond does not directly or indirectly cover under Insuring Clause 14:

Loss resulting from:
a.	the redemption of shares or units, where the proceeds of such redemption are made payable to other than:
(1)	the shares or units of record,

(2)	a person designated to receive redemption proceeds, or

(3)	a bank account designated to receive redemption proceeds, or
b.	the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an Automated Phone System or in writing, at least thirty (30) days prior to such redemption, or

ICAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 2

c.	the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.
This Endorsement applies to loss discovered after 12:01 a.m. on August 19, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 24, 2010	By
Authorized Representative

ICAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 3

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 19, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	4

	To be attached to and
	form a part of Bond No.	82047455
Issued to: PNC FUNDS & PNC ADVANTAGE FUNDS
DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1.	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

17-02-2437 (12/2006) rev.	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.:	5

Bond Number:	82047455
NAME OF ASSURED: PNC FUNDS & PNC ADVANTAGE FUNDS
STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT
It is agreed that this Bond is amended as follows:
1.	By adding the following INSURING CLAUSE:
“15.	Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:
a.	complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

b.	refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer.”
2.	By adding the following Specific Exclusion:

“Section 4.A. Specific Exclusions — Applicable to INSURING CLAUSE 15

This Bond does not directly or indirectly cover:
a.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

b.	loss arising out of:
(1)	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

(2)	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

(3)	discrimination.”
This Endorsement applies to loss discovered after 12:01 a.m. on August 19, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 24, 2010	By
Authorized Representative
ICAP Bond
Form 17-02-2365 (Ed. 10-00)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 19, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	6

	To be attached to and
	form a part of Bond No.	82047455
Issued to: PNC FUNDS & PNC ADVANTAGE FUNDS
EXTENDED COMPUTER SYSTEMS ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1.	By adding the following INSURING CLAUSE:
16.	Extended Computer Systems
A.	Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:
(1)	the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this INSURING CLAUSE,

(2)	Electronic Data or Electronic Media being lost, damaged or destroyed as the direct result of robbery, burglary, larceny, theft, misplacement or mysterious unexplainable disappearance while the Electronic Data or Electronic Media is lodged or deposited within offices or premises of the ASSURED located anywhere, or in the custody of a person designated by the ASSURED to act as its messenger (or a person acting as a messenger or custodian during an emergency arising from the incapacity of such designated messenger) while the Electronic Data or Electronic Media is in transit anywhere, such transit to begin immediately upon receipt of the Electronic Data or Electronic Media by said messenger and to end immediately upon delivery to the designated recipient or its agent, provided that the ASSURED is the owner of the Electronic Data or Electronic Media or is legally liable for such loss or damage,

(3)	the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or

(4)	the damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered under INSURING CLAUSE 16, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

Q06-2345 (12/2006)	Page 1

B.	Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:
(1)	an Electronic Communication System,

(2)	an automated clearing house or custodian, or

(3)	A Telex, TWX, or similar means of communication.
directly into the ASSURED’S Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the ASSURED or during electronic transmission to the ASSURED’S Computer System or Communication Terminal.

C.	Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:
(1)	an Electronic Communication System,

(2)	an automated clearing house or custodian, or

(3)	a Telex, TWX, or similar means of communication,
directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of Electronic Media from the ASSURED or during electronic transmission from the ASSURED’S Computer System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.
2.	By adding to Section 1., Definitions, the following:
bb.	Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

cc.	Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

Q06-2345 (12/2006)	Page 2

dd.	Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

ee.	Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

ff.	Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.
3.	By adding the following Section after Section 4., Specific Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 16

This Bond does not directly or indirectly cover:
a.	loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

b.	loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

c.	loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or errors or omissions in processing to or of a Computer System;

d.	loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer’s authentication mechanism; or

e.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

f.	loss resulting directly or indirectly from:
(1)	written instruction unless covered under this INSURING CLAUSE; or

(2)	instruction by voice over the telephone, unless covered under this INSURING CLAUSE.
4.	By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

Q06-2345 (12/2006)	Page 3

However, if such Electronic Data can not be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the Securities and Other Property paragraphs of this Section.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q06-2345 (12/2006)	Page 4

FEDERAL INSURANCE COMPANY

Endorsement No.:	7

Bond Number:	82047455
NAME OF ASSURED: PNC FUNDS & PNC ADVANTAGE FUNDS
TELEPHONE TOLL CALL FRAUD ENDORSEMENT
It is agreed that this Bond is amended as follows:
1.	By adding the following INSURING CLAUSE:
17.	Telephone Toll Call Fraud

Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the ASSURED, installed on the ASSURED’S premises, whose System Administration is performed and controlled by the ASSURED, provided, however, that the unauthorized access was not made possible by:
a.	failure to change a System Password when the Voice Computer System was made operational, or

b.	failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.
For the purposes of this INSURING CLAUSE, Single Loss means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System. Coverage under this INSURING CLAUSE for any Single Loss is limited to loss arising from toll call charges occurring for a period of not more than sixty (60) days inclusive of the date on which the first such toll call charge was made.

ICAP Bond
Form 17-02-2977 (Ed. 10-00)	Page 1

2.	By adding to Section 1., Definitions, the following:
gg.	Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making long-distance toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the system.

hh.	System Password means a confidential and protected string of characters which identifies or authenticates a person and permits such person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or system maintenance activities.

ii.	Voice Computer System means a computer system installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.
3.	By adding to Section 2., General Exclusions, the following:
l.	loss resulting from the use or purported use of a telephone credit, debit, charge, identification or similar card to gain access to the ASSURED’S Voice Computer System.
This Endorsement applies to loss discovered after 12:01 a.m. on August 19, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 24, 2010	By
Authorized Representative

ICAP Bond
Form 17-02-2977 (Ed. 10-00)	Page 2

Effective date of
this endorsement: August 19, 2010	FEDERAL INSURANCE COMPANY

Endorsement No.: 8

To be attached to and form a part of Bond Number: 82047455
Issued to: PNC FUNDS & PNC ADVANTAGE FUNDS
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 24, 2010	By
Authorized Representative
Form 14-02-9228 (Ed. 4/2004)

FEDERAL INSURANCE COMPANY

Endorsement No.:	9

Bond Number:	82047455
NAME OF ASSURED: PNC FUNDS & PNC ADVANTAGE FUNDS
AMENDING DEFINITION OF EMPLOYEE-FORMER EMPLOYEES ENDORSEMENT
It is agreed that this Bond is amended by adding to the definition of Employee in Section 1., Definitions, the following:
(10)	a natural person who resigns, retires or is terminated from the service of the ASSURED during the BOND PERIOD provided that this applies:
a.	for a period of sixty (60) days subsequent to such resignation, retirement or termination but not beyond the date of expiration or termination of the Bond; and

b.	if such resignation, retirement or termination has not arisen from or in connection with the discovery by the ASSURED of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.
This Endorsement applies to loss discovered after 12:01 a.m. on August 19, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 24, 2010	By
Authorized Representative
ICAP Bond
Form 17-02-2335 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No.:	10

Bond Number:	82047455
NAME OF ASSURED: PNC FUNDS & PNC ADVANTAGE FUNDS
AMENDING DEFINITION OF EMPLOYEE-CONSULTANT ENDORSEMENT
It is agreed that this Bond is amended by adding to the definition of Employee in Section 1., Definitions, the following:
(11)	a consultant retained by the ASSURED and an employee of such consultant while either is performing consulting services for the ASSURED pursuant to a written contract.
This Endorsement applies to loss discovered after 12:01 a.m. on August 19, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 24, 2010	By
Authorized Representative
ICAP Bond
Form 17-02-2336 (Ed. 10-00)

ENDORSEMENT

Effective date of
this endorsement: August 19, 2010	FEDERAL INSURANCE COMPANY

	Endorsement No.	11

	To be attached to and
	form a part of Bond No.	82047455
Issued to: PNC FUNDS & PNC ADVANTAGE FUNDS
PREAMBLE — REPRESENTATIONS MADE BY ASSURED ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1.	By deleting in its entirety the Preamble on Page 1 of the Bond and substituting the following:

The COMPANY, in consideration of payment of the required premium and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

2.	By deleting in its entirety General Agreement B, Representations Made By Assured, and substituting the following:
B.	Representations Made By Assured

No misrepresentation made by the ASSURED or on the ASSURED’s behalf or breach of an affirmative warranty made by the ASSURED or on the ASSURED’s behalf shall affect the COMPANY’s obligations under this Bond:
a.	unless the COMPANY relies on it, and
i.	it is material, and

ii.	it is made with the intent to deceive, and
b.	unless the fact misrepresented or falsely warranted contributes to the loss.
The title and any headings in this endorsement are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

DFINATIONALCC6 (08/2005)	Page 1

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 19, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	12

	To be attached to and
	form a part of Bond No.	82047455
Issued to: PNC FUNDS & PNC ADVANTAGE FUNDS
AMEND GENERAL EXCLUSIONS ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended by deleting Section 2., General Exclusions — Applicable to All Insuring Clauses,
a.	in its entirety and substituting the following: a. loss not reported to the COMPANY in writing within ninety (90) days after termination of this Bond as an entirety;
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q07-88 (01/2007)	Page 1

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 19, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	13

	To be attached to and
	form a part of Bond No.	82047455
Issued to: PNC FUNDS & PNC ADVANTAGE FUNDS
AMENDING VOICE INITIATED FUNDS TRANSFER INSTRUCTION ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1.	By deleting INSURING CLAUSE 9. in its entirety and substituting the following:
9.	Voice Initiated Funds Transfer Instruction

Loss resulting directly from the ASSURED having transferred any funds on the faith of any Voice Initiated Funds Transfer Instruction made by a person purporting to be:
a.	a Customer, or

b.	an authorized representative of the Customer, or

c.	an Employee who was authorized by the ASSURED to instruct other Employees to transfer funds, provided, however, such instructions were received by an Employee specifically designated to receive and act upon such instructions, and such acts were committed by said person for the purpose of making an improper personal financial gain for such person or any other person.
2.	By deleting in its entirety from Section 1., Definitions, the definition of Customer and Voice Initiated Funds Transfer Instruction and substituting the following:
d.	Customer means any corporation, partnership, proprietor, trust or individual having an account with the ASSURED and which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instructions.

q.	Voice Initiated Funds Transfer Instruction means those oral instructions authorizing the transfer of funds in a Customer’s account to a financial institution for credit to accounts designated by the Customer:
(1)	made over the telephone;

(2)	directed to those Employees specifically authorized by the ASSURED to receive such instructions by telephone at the ASSURED’s offices; and

Q07-87 (01/2007)	Page 1

(3)	by the Customer or a natural person authorized and appointed by the Customer to request and authenticate by telephone the transfer of such funds.
3.	The terms Voice Initiated Redemption and Voice Initiated Election are deleted from the Bond.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q07-87 (01/2007)	Page 2

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 19, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	14

	To be attached to and form a part of Bond No.	82047455
Issued to: PNC FUNDS & PNC ADVANTAGE FUNDS
AMENDING DISCOVERY AND NOTICE TO COMPANY ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1.	By deleting in its entirety paragraph (4) from General Agreement A, Additional Companies Included as Assured.

2.	By deleting in its entirety Section 6, Discovery of the Conditions and Limitations, and substituting the following:

Section 6. Discovery

This Bond applies only to loss first discovered by the officer of the Risk Management Department, the officer of the Office of General Counsel, or Head of Internal Audit of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the officer of the Risk Management Department, the officer of the Office of General Counsel, or Head of Internal Audit of the ASSURED being aware of:
a.	facts which may subsequently result in a loss of a type covered by this Bond in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS, or

b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS, regardless of when the act or acts causing or contributing to such loss occurred.

3.	By deleting in its entirety the second paragraph from General Agreement E, Court Costs and Attorneys’ Fees, and substituting the following:

The ASSURED shall give notice to the COMPANY of any such suit or legal proceeding brought to determine the ASSURED’S liability for any loss, claim or damage in which it is alleged that the ASSURED is liable for an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS and which, if established, would constitute a collectible loss under this Bond. Such notice shall be given at the earliest practical moment, not to exceed ninety (90) days after the officer of the Risk Management Department, the officer of the Office of General Counsel, or Head of Internal Audit receives notice of such suit or legal proceeding. The ASSURED shall, at the request of the COMPANY, furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the ASSURED. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

Q06-1970 (09/2007) rev.	Page 1

4.	By deleting in its entirety paragraph a. from Conditions and Limitations Section 7, Notice to Company-Proof-Legal Proceedings Against Company, and substituting the following:
a.	The ASSURED shall give the COMPANY notice at the earliest practicable moment, not to exceed ninety (90) days after discovery of loss by the officer of the Risk Management Department, the officer of the Office of General Counsel, or Head of Internal Audit, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q06-1970 (09/2007) rev.	Page 2

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 19, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	15

	To be attached to and
	form a part of Bond No.	82047455
Issued to: PNC FUNDS & PNC ADVANTAGE FUNDS
AMEND DEFINITION OF EMPLOYEE — INDEPENDENT CONTRACTOR
In consideration of the premium charged, it is agreed that this Bond is amended by adding to the definition of Employee in Section 1., Definitions, the following:
(12)	an Independent Contractor retained by the ASSURED and an employee of such Independent Contractor while either is performing services for the ASSURED pursuant to a written contract.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q06-915 (05/2006)	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No:	16

Bond Number:	82047455
NAME OF ASSURED: PNC FUNDS & PNC ADVANTAGE FUNDS
AMENDING DEFINITION OF EMPLOYEE — LEASED SERVICES ENDORSEMENT
It is agreed that: this Bond is amended by adding to the definition of Employee in Section 1., Definitions, the following:
(13)	a natural person whose services are leased by the ASSURED whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which result is accomplished in the performance of such service.
This Endorsement applies to loss discovered after 12:01 a.m. on August 19, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 24, 2010	By
Authorized Representative
ICAP Bond
Form 17-02-4779 (Ed. 7-02)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 19, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	17

	To be attached to and
	form a part of Bond No.	82047455
Issued to: PNC FUNDS & PNC ADVANTAGE FUNDS
AMEND TERMINATION — PRIOR DISHONEST ACT THRESHOLD ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended by deleting Section 13., Termination, and replacing it with the following:
13.	This Bond terminates as an entirety on the earliest occurrence of any of the following:
a.	immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this Bond, or

b.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or taking over the ASSURED by State or federal officials, or

c.	immediately on the dissolution of the ASSURED, or

d.	immediately on the taking over of the ASSURED by another entity, or

e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

f.	immediately on expiration of the BOND PERIOD, or

g.	twenty (20) days after the receipt by the ASSURED of a written notice from the COMPANY of non-payment of premium.
Should this Bond be cancelled, reduced, non-renewed or restrictively modified by the COMPANY, the COMPANY will endeavor to give sixty (60) days advance notice to:
•	Federal National Mortgage Association, 1 S. Wacker Drive, Suite 3100, Chicago, IL 60606

•	Federal Home Loan Mortgage Corporation, P. O. Box 4130, Reston, VA 22090

•	Government National Mortgage Association, 451 7th St., SW, Washington DC 24010

•	Residential Funding Corporation, P.O. Box 780, Waterloo, IA 50704

•	Office of Thrift Supervision, P.O. Box 598, Cincinnati, OH 45201

•	National Association of Securities Dealers, 1255 23rd St. NW, Ste. 300, Washington DC 20037

•	Securities Investor Protection Corporation, 805 15th St. NW, Ste. 30, Washington DC 20005

•	MGIC Mortgage Marketing Corporation, P.O. Box 488, Milwaukee, WI 53201

•	UNUM Life Insurance Corporation of America, 2211 Congress St., Portland ME 04122

•	Arkansas Securities Department, Little Rock, AK

Q07-2028 (08/2007)	Page 1

•	First Clearing Corporation, 901 East Byrd Street, Richmond, VA 23219

•	Federal Home Loan Bank of Cincinnati, 221 East 4th St., Cincinnati, OH 45202
but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal or restrictive modification, nor shall the COMPANY be held liable in any way.

Should this Bond be cancelled or reduced at the request of the ASSURED, the COMPANY will endeavor to notify:
•	Federal National Mortgage Association, 1 S. Wacker Drive, Suite 3100, Chicago, IL 60606

•	Federal Home Loan Mortgage Corporation, P. O. Box 4130, Reston, VA 22090

•	Government National Mortgage Association, 451 7th St., SW, Washington DC 24010

•	Residential Funding Corporation, P.O. Box 780, Waterloo, IA 50704

•	Office of Thrift Supervision, P.O. Box 598, Cincinnati, OH 45201

•	National Association of Securities Dealers, 1255 23rd St. NW, Ste. 300, Washington DC 20037

•	Securities Investor Protection Corporation, 805 15th St. NW, Ste. 30, Washington DC 20005

•	MGIC Mortgage Marketing Corporation, P.O. Box 488, Milwaukee, WI 53201

•	UNUM Life Insurance Corporation of America, 2211 Congress St., Portland ME 04122

•	Arkansas Securities Department, Little Rock, AK

•	First Clearing Corporation, 901 East Byrd Street, Richmond, VA 23219

•	Federal Home Loan Bank of Cincinnati, 221 East 4th St., Cincinnati, OH 45202
of such cancellation or reduction within ten (10) business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the COMPANY be held liable in any way.

This Bond terminates as to any Employee:
(1)	immediately on the Risk Management Department, Office of General Counsel or Head of Internal Audit of the ASSURED not acting in collusion with such Employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or

(2)	fifteen (15) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any Employee.
Termination as to any Employee shall not apply if the dishonest act occurred prior to the employment with ASSURED and involved less than $50,000.
Such termination, however, is without prejudice to the loss of any Property then in transit in the custody of such Employee.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q07-2028 (08/2007)	Page 2

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 19, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	18

	To be attached to and
	form a part of Bond No.	82047455
Issued to: PNC FUNDS & PNC ADVANTAGE FUNDS
MALICIOUS DESTRUCTION OF DATA ENDORSEMENT
In consideration of the premium charged, it is agreed that:
1.	The following will be added to the Insuring Clauses as Insuring Clause 18: Malicious Destruction of Data

Loss resulting from the malicious destruction of or the malicious damage of Property, Electronic Data or Electronic Data Processing Media committed by an Employee whether committed alone or in collusion with others, which acts are committed with the intent to cause such loss.

2.	For the purposes of this endorsement, the terms below shall have the following meanings:

Electronic Data means a presentation of information, knowledge, facts, concepts, or instructions which are being processed or have been processed in a computer.

Electronic Data Processing Media means punched cards, magnetic tapes, punched tapes, magnetic discs, or other optical storage disks or other bulk media on which Electronic Data is recorded.

3.	Section 9., Valuation, of the Conditions and Limitations section of this Bond is amended to include the following:

Electronic Data Processing Media and Electronic Data

In case of loss of, or damage to Electronic Data Processing Media used by the ASSURED in its business, the COMPANY shall be liable under this bond only if such items are actually reproduced by other Electronic Data Processing Media of the same kind or quality and then for not more than the cost of the blank media plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data Processing Media, subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

In case of loss of Electronic Data, the COMPANY shall be liable under this bond only if such data is actually reproduced by other Electronic Data of the same kind or quality and then for not more than the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents securities or financial instruments having a value, then said loss will be valued as indicated in the Other Property paragraph of Section 9.

Q07-2029 (08/2007)	Page 1

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q07-2029 (08/2007)	Page 2

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 19, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	19

	To be attached to and
	form a part of Bond No.	82047455
Issued to: PNC FUNDS & PNC ADVANTAGE FUNDS
PRIOR NOTICE EXCLUSION ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond does not directly or indirectly cover loss resulting from any fact, circumstance, situation, transaction, event, act or omission that, before the inception date of this Bond, was the subject of any notice given under any bond or policy of which this Bond is a direct or indirect renewal or replacement, provided that such prior bond or policy is providing coverage, in whole or in part.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q07-1334 (06/2007)	Page 1

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 19, 2010	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	20

	To be attached to and
	form a part of Bond No.	82047455
Issued to: PNC FUNDS & PNC ADVANTAGE FUNDS
APPLICATION ENDORSEMENT
In consideration of the premium charged, it is agreed that as used throughout this Bond, the term “APPLICATION” shall have the following meaning:
APPLICATION means all signed applications, including attachments and other materials submitted therewith or incorporated therein, submitted by the ASSUREDS to the COMPANY for this Bond.
APPLICATION shall also include, for each ASSURED, all of the following documents whether or not submitted with or attached to any such signed application: (i) the Annual Reports (including financial statements) issued to shareholders during the twenty-four (24) months preceding this Bond’s inception date; (ii) the reports filed with the Securities and Exchange Commission on Form 10-K during the twenty-four (24) months preceding this Bond’s inception date; (iii) the reports filed with the Securities and Exchange Commission on Form 10-Q during the twenty-four (24) months preceding this Bond’s inception date; (iv) the proxy statements and (if different) definitive proxy statements filed with the Securities and Exchange Commission during the twenty-four (24) months preceding this Bond’s inception date; (v) all reports filed with the Securities and Exchange Commission on Form 8-K during the twenty-four (24) months preceding this Bond’s inception date; and (vi) all reports filed with the Securities and Exchange Commission on Schedule 13D, with respect to any equity securities of such ASSURED, during the twenty-four (24) months preceding this Bond’s inception date. All such applications, attachments, materials and other documents are deemed attached to, incorporated into and made a part of this Bond.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q07-2030 (08/2007)	Page 1

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.
You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.
However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.
10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.
The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.
If you have any questions about this notice, please contact your agent or broker.
10-02-1281 (Ed. 1/2003)

FEDERAL INSURANCE COMPANY

Endorsement No:	21

Bond Number:	82047455
NAME OF ASSURED: PNC FUNDS & PNC ADVANTAGE FUNDS
AMEND NAME OF ASSURED ENDORSEMENT
It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:
PNC Alternative Investment Funds:
PNC Absolute Return Master Fund LLC
PNC Absolute Return Fund for Tax-Exempt/Deferred Investors (TEDI) LLC
PNC Absolute Return Fund LLC
PNC Long-Short Master Fund LLC
PPC Long-Short Fund for Tax-Exempt/Deferred Investors (TEDI) LLC
PNC Long-Short Fund LLC
PNC Alternative Strategies Master Fund LLC
PNC Alternative Strategies Fund for Tax-Exempt/Deferred Investors (TEDII) LLC
PNC Alternative Strategies Fund LLC
This Endorsement applies to loss discovered after 12:01 a.m. on August 31, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2010	By
Authorized Representative

ICAP Bond Form 17-02-6272 (Ed. 8-04)	Page 1

EXHIBIT A
Ratification of Joint Fidelity Bonds for PNC Alternative Investment Funds, PNC Funds and
PNC Advantage Funds
     RESOLVED, that it is the finding of the Boards of Trustees/Directors (the “Trustees”) of each of the PNC Absolute Return Fund LLC, PNC Alternative Strategies Fund LLC, PNC Long-Short Fund LLC, PNC Absolute Return Master Fund LLC, PNC Alternative Strategies Master Fund LLC, PNC Long-Short Master Fund LLC, PNC Absolute Return TEDI Fund LLC, PNC Alternative Strategies TEDI Fund LLC, PNC Long-Short TEDI Fund LLC (collectively the “Alternative Investment Funds”), PNC Funds, on behalf of each of its portfolio series, and PNC Advantage Funds, on behalf of each of its portfolio series (each of the Alternative Investment Funds and each portfolio series of PNC Funds and PNC Advantage Funds are collectively referred to as the “Funds” and individually as a “Fund”), including a majority of the Trustees who are not “interested persons” of the Funds, as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), that the Fidelity Bond between the Funds, underwritten by Federal Insurance Company with an aggregate joint bond limit of $4,500,000 and aggregate annual premium of $12,400 (the “Joint Bond”), for the period August 19, 2010 to August 19, 2011, is in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (the “SEC”) under Section 17(g) of the 1940 Act; and
     FURTHER RESOLVED, that the Trustees have determined that the premiums allocated to each of the Funds for the Joint Bond are fair and reasonable based upon the number of parties named as insureds, the nature of the business activities of each of the insureds, the amount of the Joint Bond, the aggregate premium for the Joint Bond, the ratable allocation of the aggregate premium, and the extent to which the share of the premium allocated to each of the Funds is less than the premium each of the Funds would have to pay if it provided and maintained a single insured bond; and
     FURTHER RESOLVED, that the portion of the aggregate premium for the Joint Bond in the amount of $1,244, $7,962 and $3,234, which has been allocated to each of Alternative Investment Funds, PNC Funds and PNC Advantage Funds (each a “Fund Complex”), respectively, based on the minimum policy amount each Fund Complex would have had to purchase separately be, and it hereby is, ratified, confirmed and approved; and
     FURTHER RESOLVED, that the portion of the aggregate premium for the Joint Bond, which has been allocated to each Fund Complex and will then be allocated among the Fund Complex’s Funds pro rata based on each Fund’s net assets be, and it hereby is, ratified, confirmed and approved; and
     FURTHER RESOLVED, that the form of Joint Insured Bond Agreement between the Funds, in substantially the form presented at this Meeting, be, and hereby is, ratified, confirmed and approved; and
     FURTHER RESOLVED, that the Joint Bond be, and it hereby is, ratified, confirmed and approved; and
     FURTHER RESOLVED, that the actions taken by management in securing the Joint Bond, including (1) the allocation of the aggregate premium of $12,400 for payment by the Funds and (2) the appropriate filing of the Joint Bond with the SEC be, and they hereby are, ratified, confirmed and approved; and

     FURTHER RESOLVED, that authority is hereby granted to the proper officers of the Funds to further increase the amount of the Joint Bond as deemed necessary, subject to review and ratification by the Boards at the next regular quarterly meeting; and
     FURTHER RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and
     FURTHER RESOLVED, that the Secretary of the Funds are hereby directed to:
(1) File with the SEC within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Trustees including a majority of the Directors who are not “interested persons” as that term is defined by the 1940 Act, approving the amount, type, form, and coverage of such bond and the portion of the premium to be paid by the Funds, (iii) a statement showing the amount the Funds would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, (v) a copy of each agreement between the Funds and all other named insured entered into pursuant to Rule 17g-1(f) under the 1940 Act, and (vi) a copy of any amendment to the Agreement within 10 days after the execution of such amendment;
(2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Funds, a statement of the nature and amount thereof;
(3) File with the SEC, in writing, within five after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Funds; and
(4) Notify by registered mail each member of the Board of Directors at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and settlement of any claims under the bond by the Funds at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

AGREEMENT AMONG JOINTLY INSURED PARTIES
     THIS AGREEMENT is made as of August 19, 2010 by and among PNC Absolute Return Fund LLC, PNC Alternative Strategies Fund LLC, PNC Long-Short Fund LLC, PNC Absolute Return Master Fund LLC, PNC Alternative Strategies Master Fund LLC, PNC Long-Short Master Fund LLC, PNC Absolute Return TEDI Fund LLC, PNC Alternative Strategies TEDI Fund LLC, PNC Long-Short TEDI Fund LLC, PNC Funds, on behalf of each of its portfolio series, and PNC Advantage Funds, on behalf of each of its portfolio series (each a “Participating Fund,” and collectively, the “Participating Funds”).
     WHEREAS, the Participating Funds are to be named as Insured under a Joint Insured Fidelity Bond (the “Bond”) issued to the parties hereto under the Investment Company Blanket Bond with a term August 19, 2010 to August 19, 2011;
     WHEREAS, the Insured desires to establish (i) criteria by which recoveries under the Bond shall be allocated among parties and in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “Act”), and (ii) the basis on which additional investment companies for which the PNC Capital Advisors, LLC hereafter acts as manager or investment adviser may be added as named Insured under the Bond;
     NOW, THEREFORE, it is hereby agreed as follows:
     1. In the event that the claims of loss to two or more Insured under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Participating Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the Act.
     2. If the Insurer is willing to add as an Insured under the Bond an investment company not listed at the head of this agreement for which PNC Capital Advisors, LLC hereafter is manager or investment adviser, and such investment company may be included in the Bond pursuant to Rule 17g-1 under the Act, the Participating Funds agree that (a) such addition may be made, provided that those directors/trustees of each of the Participating Funds who are not “interested persons” of such Participating Fund shall approve such addition, and (b) such investment company may become a party to this agreement and be included within the terms “Fund” or “party”, provided that in each case (i) such investment company shall have executed and delivered to the Participating Funds its written agreement to become a party hereto and be bound by the terms of this agreement, and (ii) the premium paid by each Participating Fund thereafter would be no more than the premium of an individual policy for the Participating Fund and no more than the share of the joint premium based on the relative premiums which would apply to individual policies taken by the jointly insured parties.

     3. The obligations of the Participating Funds under this Agreement are not binding upon any of the directors/trustees or holders of shares or interests of beneficial interest of any such Participating Fund individually, but bind only the respective assets of each Participating Fund.
     This Agreement Among Jointly Insured Parties may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.
     IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.
PNC ABSOLUTE RETURN FUND LLC
PNC ALTERNATIVE STRATEGIES FUND LLC
PNC LONG-SHORT FUND LLC
PNC ABSOLUTE RETURN MASTER FUND LLC
PNC ALTERNATIVE STRATEGIES MASTER FUND LLC
PNC LONG-SHORT MASTER FUND LLC
PNC ABSOLUTE RETURN TEDI FUND LLC
PNC ALTERNATIVE STRATEGIES TEDI FUND LLC
PNC LONG-SHORT TEDI FUND LLC
PNC FUNDS
PNC ADVANTAGE FUNDS

By:	/s/ Jennifer E. Spratley
Name:	Jennifer E. Spratley
Title:	Vice President of each Participating Fund